SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Results of 2021 Annual General Meeting of Ferroglobe PLC

Ferroglobe PLC announces the results of its Annual General Meeting held on Tuesday, June 29, 2021. All resolutions were voted on by way of a poll and were passed. The results of the voting, including the number of votes cast for and against, are available on the Company's website and are set forth in the attached exhibit, which is being furnished herewith.

Exhibit

Reference is made to the exhibit attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2021

FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

FERROGLOBE PLC

VOTING RESULTS OF ANNUAL GENERAL MEETING

HELD ON JUNE 29, 2021

Ferroglobe PLC announces the results of its Annual General Meeting held on Tuesday, 29 June 2021. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	That the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2020 (the “U.K. Annual Report and Accounts”) be received.	129,780,316	99.96	21,035	0.02	76.73	34,066

2.	That the directors’ annual report on remuneration for the year ended 31 December 2019 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy) as set out on pages 30 to 31 and 44 to 55 of the U.K. Annual Report and Accounts be approved.	129,206,472	99.52	604,398	0.47	76.73	24,547
3.	That Belen Villalonga be elected as a director.	129,719,015	99.91	94,880	0.07	76.73	21,522

4.	That Silvia Villar-Mir de Fuentes be elected as a director.	129,710,755	99.90	103,385	0.08	76.73	21,277

5.	That Nicolas De Santis be re-elected as a director.	129,719,409	99.91	94,352	0.07	76.73	21,656

6.	That Rafael Barrilero Yarnoz be re-elected as a director.	129,715,142	99.91	97,268	0.07	76.73	23,007

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
7.	That Javier López Madrid be re-elected as a director.	118,025,327	90.90	11,788,461	9.08	76.73	21,629

8.	That Marco Levi be re-elected as a director.	129,707,834	99.90	106,451	0.08	76.73	21,132

9.	That Marta Amusategui be re-elected as a director.	129,732,735	99.92	83,396	0.06	76.73	19,286

10.	That Bruce L. Crockett be re-elected as a director.	129,731,241	99.92	82,649	0.06	76.73	21,527
11.	That Stuart E. Eizenstat be re-elected as a director.	129,731,951	99.92	83,011	0.06	76.73	20,455
12.	That Manuel Garrido y Ruano be re-elected as a director.	129,593,094	99.81	221,632	0.17	76.73	20,691
13.	That Juan Villar-Mir de Fuentes be re-elected as a director.	129,713,124	99.91	101,191	0.08	76.73	21,102
14.	That Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	129,739,527	99.93	70,158	0.05	76.73	25,732

15.	That the Audit Committee of the Board be authorised to determine the auditor’s remuneration.	129,738,750	99.93	83,840	0.06	76.73	12,827